19007888

SEC Mail Processing Section
MAR 01 2019
Washington DC
416

E.B.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carney Group, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 SE 5th Avenue, Suite 202
(No. and Street)

Delray Beach	FL	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Carney, Jr. 561-330-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas F. Carney, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carney Group, Incorporated, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

PETER H. CARNEY
Commission # GG 203618
Expires May 14, 2022
Bonded Thru Budget Notary Services

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
The Carney Group, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Carney Group, Incorporated (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2009.
Boca Raton, Florida
February 25, 2019

THE CARNEY GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Current Assets	
Cash	$ 8,681
FINRA Account	585
Prepaid expenses	480
Total Current Assets	$ 9,746

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 1,650
Total Current Liabilities	1,650
Stockholder's Equity	
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	82,743
Accumulated deficit	(75,647)
Total Stockholder's Equity	8,096
Total Liabilities and Stockholder's Equity	$ 9,746

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF OPERATIONS
Year Ended December 31, 2018

Revenues	
Consulting income, related party	$ 3,000
Total Revenues	3,000
Operating Expenses	
Regulatory fees	2,960
Legal and accounting fees	6,069
Bank Charges	25
Insurance	576
Total Operating Expenses	9,630
Loss from Operations	(6,630)
Net Loss	$ (6,630)

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2018

	Common Stock		Additional Paid-In	Accumulated	
	Quantity	Amount	Capital	Deficit	Total
Balance at December 31, 2017	1,000	$ 1,000	$ 76,993	$ (69,017)	$ 8,976
Capital Contributions	-	-	5,750	-	5,750
Net Loss - 2018	-	-	-	(6,630)	(6,630)
Balance at December 31, 2018	1,000	$ 1,000	$ 82,743	$ (75,647)	$ 8,096

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

Cash Flows from Operating Activities:	
Net Loss	$ (6,630)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
FINRA Account	(585)
Accounts Payable	1,650
Net Cash used in Operating Activities	(5,565)
Cash Flows from Financing Activities:	
Capital Contributions	5,750
Net Cash provided by Financing Activities	5,750
Net increase in cash	185
Cash, beginning of year	8,496
Cash, end of year	$ 8,681
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Nature of Operations

The Carney Group, Incorporated, (the "Company"), located in Delray Beach, Florida, was incorporated in the State of Florida in August 1985. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). The Company was set up to act as an introducing broker; however, it has no correspondent broker agreement in effect. The Company has dealer agreements with mutual fund underwriters, which generate commission revenue. The Company also serves as a consultant to entities seeking private funding. Its customers are primarily located in southeast Florida.

(B) Basis of Operation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, the Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2018. The Company has not experienced any losses in such accounts through December 31, 2018.

Concentration of Customers

During 2018, 100% of revenue was derived from one source: (i) consulting fee income from a related party.

(F) Revenue Recognition

As adopted on January 1, 2018, the Company recognizes revenue in accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. There was no cumulative effect on the adoption date. The Company has dealer agreements with mutual fund underwriters whereby the Company refers customers to the mutual funds. Pursuant to Rule 12b-1 under the investment Company Act of 1940, the Company receives commissions on such referrals. The Company also receives residual commissions from previous sales of variable contracts. The commissions are recognized on a trade-date basis. The Company also earns revenues from consulting services, which are recognized as services are rendered.

(G) Income Taxes

Income taxes are accounted for under the tax return filed by the parent company, Carney and Company, Inc. Under generally accepted accounting principles, a provision benefit is provided for current taxes as well as deferred taxes based on the timing and other differences between tax and book net income.

Management has evaluated the Company's tax position and concluded that the Company has taken no uncertain tax position that requires adjustment to or disclosures in the financial statements. As of December 31, 2018, tax years since 2015 remain open for IRS audit. The company's parent has received no notice of audit from the Internal Revenue Service for any of the open tax years.

(H) Fair Value of Financial Instruments

Accounting Standards Codification No. 825 "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of the Company's' short-term financial instruments approximate fair value due to the relatively short period to maturity for these instruments.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company occupies space and utilizes personnel and office services provided by companies related by common ownership or control with the Company. No allocation of these costs was charged to the Company for the year ending in December 31, 2018 as such costs and space were de minimis. Commencing January 1, 2019, the Company will pay the sum of $500 for its allocable share of office overhead expenses.

The Company earned revenue in the amount of $3,000 in 2018 pursuant to a consulting contract with an affiliate partly owned and controlled by the sole stockholder of the Company.

NOTE 3 STOCKHOLDERS' EQUITY

At December 31, 2018, the Company had authorized, issued and outstanding 1,000 shares of Common Stock at a par value of $1.00 per share. During 2018, the sole stockholder contributed $5,750 of cash to the Company.

NOTE 4 INCOME TAXES

The Company files its income tax returns as part of its parent consolidated group. As of December 31, 2018, there was a deferred tax asset for the net operating loss carryforward of approximately $ 15,100 which was fully offset by a valuation allowance. The increase in the valuation was approximately $1,300.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had a net capital of $7,031, which was $2,031 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2018 was 23.47%.

NOTE 6 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 7 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 25, 2019 the date the Company's financial statements were available to be issued and concluded that only one subsequent event occurred. In January 2019, the company received a paid-in capital contribution in the amount of $2,500 from an affiliate. Otherwise, no subsequent events have occurred that would require recognition in the financial statements.

THE CARNEY GROUP, INCORPORATED

SUPPLEMENTARY INFORMATION

THE CARNEY GROUP, INCORPORATED
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2018

Net Capital Computation		
Total Stockholder's Equity	$	8,096
Deductions and/or changes		(1,065)
Net Capital Before Haircuts		7,031
Haircuts		-
Net Capital		7,031
Required Minimum Capital		5,000
Excess Net Capital	$	2,031
Aggregate Indebtness		
Aggregate Indebtness as Included in Statement of Financial Condition	$	1,650
Percentage of Aggregate Indebtness to Net Capital		23.47%

Reconciliation with The Carney Group, Incorporated's Computation (included in Part II of Form X-17A-5 as of December 31, 2018)

Net Capital, per December 31, 2018 Unaudited FOCUS Report, as filed	$	7,346
Net audit adjustments affecting Net Capital		(315)
Net Capital, per December 31, 2018 Audited Report	$	7,031

THE CARNEY GROUP, INCORPORATED

Supplementary Note

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2018

The Carney Group, Incorporated is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Statement of Exemption – 17CFR Sec. 240.15c3-3* , in which (1) The Carney Group, Incorporated identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Carney Group, Incorporated claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) The Carney Group, Incorporated stated that The Carney Group, Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. The Carney Group, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Carney Group, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2019

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

The Carney Group
INCORPORATED

MEMBER NASD / SIPC

INVESTMENT BANKERS
135 S.E. 5th Avenue, Suite 202.
DELRAY BEACH, FL 33483
561-330-8140 (tel)
561-330-8233 (fax)
tcarney@thecarneygroup.com

STATEMENT OF EXEMPTION – 17 CFR Sec. 240.15C3-3

THE CARNEY GROUP, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "Rule") under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1) due to the fact that it does not hold any customer accounts, and engages in no activities which would subject it to the Rule.

(2) The Company met the identified exemption provision under 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas F. Carney, Jr., swears that, to my best knowledge and belief, this Exemption Report is true and correct.

THE CARNEY GROUP, INC.

By: [signature]
Thomas F. Carney, Jr.,
Chairman

Dated February 12, 2019

OLD REPUBLIC NATIONAL TITLE INSURANCE COMPANY

c/o ATFS: 6545 Corporate Centre Blvd. • Orlando, Florida 32822
Toll Free Phone: 1.800.432.9594 x7385
Toll Free Fax: 1.800.929.5554
Email: cplrequest@thefund.com

Closing Protection Letter • Single Transaction

Thursday, February 28, 2019 – Reference Number: 964636063

LendingOne, LLC
its successors and/or assigns, as their interest may appear
Loan Closing Department
901 NW 51st Street
Suite 150
Boca Raton, FL 33431

Loan Reference: 1900588

Transaction (the "Real Estate Transaction"): 202 SE 4th Avenue LLC

Premise to be covered: 202 SE 4th Avenue Delray Beach FL 33483

Name of Issuing Agent or Approved Attorney (the "Issuing Agent" or "Approved Attorney", as the case may require):
ORNT AGENT NUMBER: R09379 / FUND MEMBER NUMBER: 20317-01
CRYSTAL TITLE AND ESCROW COMPANY, INC.
135 SOUTHEAST 5TH AVENUE
SUITE 202
DELRAY BEACH FL 33483-0000

To verify if this agent is in good standing go to www.oldrepublictitle.com, select Agent Verification from the Products and Services dropdown and enter the ORNT Agent Number or Reference Number listed above

In consideration of Your acceptance of this letter, Old Republic National Title Insurance Company (the "Company"), agrees to indemnify You for actual loss of Funds incurred by You in connection with the closing of the Real Estate Transaction conducted by the Issuing Agent or Approved Attorney on or after the date of this letter, subject to the Conditions and Exclusions set forth below and provided:

(A) the Company issues or is contractually obligated to issue a Policy for Your protection in connection with the closing of the Real Estate Transaction;

(B) You are to be the (i) lender secured by the Insured Mortgage or (ii) purchaser or lessee of the Title;

(C) the aggregate of all Funds You transmit to the Issuing Agent or Approved Attorney for the Real Estate Transaction does not exceed $5,000,000.00 ; and

(D) Your loss is solely caused by:
1. failure of the Issuing Agent or Approved Attorney to comply with Your written closing instructions that relate to:
   (a) the disbursement of Funds necessary to establish the status of the Title or the validity, enforceability, or priority of the lien of the Insured Mortgage; or
   (b) the obtaining of any document, specifically required by You, but only to the extent that the failure to obtain the document affects the status of the Title or the validity, enforceability, or priority of the lien of the Insured Mortgage;

or

2. fraud, theft, dishonesty, or misappropriation of the Issuing Agent or Approved Attorney in handling Your Funds or documents in connection with the closing, but only to the extent that the fraud, theft, dishonesty, or misappropriation relates to the status of the Title or to the validity, enforceability, or priority of the lien of the Insured Mortgage.

<u>Conditions and Exclusions</u>

1. Your transmittal of Funds or documents to the Issuing Agent or Approved Attorney constitutes Your acceptance of this letter.

2. For purposes of this letter:
   a. "Commitment" means the Company's written contractual agreement to issue the Policy.
   b. "Funds" means the money received by the Issuing Agent or Approved Attorney for the Real Estate Transaction.
   c. "Policy" or "Policies" means the contract or contracts of title insurance, each in a form adopted by the American Land Title Association (with Florida modifications), issued or to be issued by the Company in connection with the closing of the Real Estate Transaction.
   d. "You" or "Your" means the Addressee of this letter, the borrower if the Land is solely improved by a one-to-four family residence, and subject to all rights and defenses relating to a claim under this letter that the Company would have against the Addressee,
      (i) the assignee of the Insured Mortgage; and
      (ii) the warehouse lender in connection with the Insured Mortgage.
   e. "Indebtedness," "Insured Mortgage," "Land," and "Title" have the same meaning given them in the American Land Title Association Loan Policy (06-17-06) (with Florida modifications).

3. The Company shall have no liability under this closing protection letter for loss arising out of:
   a. failure of the Issuing Agent or Approved Attorney to comply with Your closing instructions that require title insurance protection inconsistent with that set forth in the Commitment. Your written closing instructions received and accepted by the Issuing Agent or Approved Attorney after issuing the Commitment that require the removal, where allowed by state law, rule, or regulation, of specific Schedule B Exceptions from Coverage or compliance with the requirements contained in the Commitment shall not be deemed to require inconsistent title insurance protection;
   b. loss or impairment of Your Funds in the course of collection or while on deposit with a bank due to bank failure, insolvency, or suspension, except loss or impairment resulting from failure of the Issuing Agent or Approved Attorney to comply with Your written closing instructions to deposit the Funds in a bank that You designated by name;
   c. any constitutional or statutory lien or claim of lien that arises from services, labor, materials, or equipment, if any Funds are to be used for the purpose of construction, alteration, or renovation. This subsection does not affect the coverage, if any, as to any lien for services, labor, materials, or equipment afforded in the Policy;
   d. fraud, theft, misappropriation, dishonesty, or negligence of Your employee, agent, attorney, or broker;
   e. Your settlement or release of any claim without the Company's written consent;
   f. any matters created, suffered, assumed, or agreed to or actually known by You;
   g. Federal consumer financial law, as defined in 12 U.S.C. § 5481 (14), or other federal or state laws relating to truth-in-lending, a borrower's ability to repay a loan, qualified mortgages, consumer protection, or predatory lending;
   h. federal or state laws establishing the standards or requirements for asset-backed securitization including, but not limited to, exemption from credit risk retention;
   i. the periodic disbursement of Funds to pay for construction, alteration, or renovation on the Land relating to the Real Estate Transaction; or
   j. the Issuing Agent or Approved Attorney acting in the capacity of a qualified intermediary or facilitator for tax deferred exchange transactions as provided in Section 1031 of the Internal Revenue Code.

4. If the closing is to be conducted by an Approved Attorney, a Commitment must have been received by You prior to the transmittal of Your final closing instructions to the Approved Attorney.

5. When the Company shall have indemnified You pursuant to this letter, it shall be subrogated to all rights and remedies You have against any person or property had You not been indemnified. The Company's liability for indemnification shall be reduced to the extent that You have impaired the value of this right of subrogation.

6. The Company's liability for loss under this letter shall not exceed the least of:
   a. the amount of Your Funds;
   b. the Company's liability under the Policy at the time written notice of a claim is made under this letter;
   c. the value of the lien of the Insured Mortgage; or
   d. the value of the Title insured or to be insured under the Policy at the time written notice of a claim is made under this letter.

7. If You are not a purchaser, borrower, or lessee, You must hold the Indebtedness both at the time that the Company is notified of a claim pursuant to this letter and at the time that payment is made to make a claim for indemnification under this letter.

8. Payment to You or to the owner of the Indebtedness under the Policy or Policies or from any other source shall reduce liability under this letter by the same amount. Payment in accordance with the terms of this letter shall constitute a payment pursuant to the Conditions of the Policy.

9. The Issuing Agent is the Company's agent only for the limited purpose of issuing Policies. Neither the Issuing Agent nor the Approved Attorney is the Company's agent for the purpose of providing closing or settlement services. The Company's liability for Your loss arising from closing or settlement services is strictly limited to the contractual protection expressly provided in this letter. Other than as expressly provided in this letter, the Company shall have no liability for loss resulting from the fraud, theft, dishonesty, misappropriation, or negligence of any party to the Real Estate Transaction, the lack of creditworthiness of any borrower connected with the Real Estate Transaction, or the failure of any collateral to adequately secure a loan connected with the Real Estate Transaction.

10. In no event shall the Company be liable for a loss if the written notice of a claim is not received by the Company within two years from the date of the transmittal of Funds. The condition that the Company must be provided with written notice under this provision shall not be excused by lack of prejudice to the Company.

11. You must promptly send written notice of a claim under this letter to the Company at its principal office at 400 Second Avenue South, Minneapolis, Minnesota 55401. If the Company is prejudiced by Your failure to provide prompt notice, the Company's liability to You under this letter shall be reduced to the extent of the prejudice.

12. The Company shall have no liability under this letter if:
    a. the Real Estate Transaction has not closed within one year from the date of this letter; or
    b. at any time after the date of this letter, but before the Real Estate Transaction closes, the Company provides written notice of termination of this letter to the Addressee at the address set forth above.

13. The protection of this letter extends only to real estate in Florida, and any court or arbitrator shall apply the law of the jurisdiction where the Land is located to interpret and enforce the terms of this letter. In neither case shall the court or arbitrator apply its conflicts of law principles to determine the applicable law. Any litigation or other proceeding under this letter must be filed only in a state or federal court within the United States of America or its territories having appropriate jurisdiction.

14. You may request that any claim arising under this letter be submitted to arbitration pursuant to the Title Insurance Arbitration Rules of the American Land Title Association. A claim arising under this letter may be submitted to arbitration only when agreed to by both the Company and You at the time the claim is made. If the Real Estate Transaction solely involves a one-to-four family residence and You are the purchaser or borrower, the Company will pay the costs of arbitration.

This closing protection letter supersedes and cancels any previous letter or similar agreement for closing protection that applies to the Real Estate Transaction.

OLD REPUBLIC NATIONAL TITLE INSURANCE COMPANY

By: Margaret A. Williams, Authorized Signatory

Margaret A. Williams
Assistant Vice President

Fund Reference: 2019-1015241 / Member File Reference: 2019-0007